UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 1-31927

NORTHERN ORION RESOURCES INC.
(Exact name of registrant as specified in its charter)

Suite 250- 2075 West Georgia Street
Vancouver, British Columbia
V6E 3C9 CANADA
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Orion Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:          October 18, 2007

BY: /s/ Jacqueline Jones

Name: Jacqueline Jones

Title: Corporate Secretary